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SEC Mail Processing ANNUAL AUDITED REPORT
FORM X-17A-5
MAR 0 3 2020
PART III

SEC FILE NUMBER

8-65317

Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ardour Capital Investments, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

26 Broadway, Suite 1107

(No. and Street)

New York   NY   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kerry Dukes   (917) 518-7320
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – if individual, state last, first, middle name)

517 Route 1   Iselin   NJ   08830
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, <u>Kerry Dukes</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>Ardour Capital Investments, LLC</u> , as
of <u>December 31</u> , 20 <u>19</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                          Signature

CELIA CAMACHO
Notary Public · State of New York
No. 01CA6155612
Qualified in Nassau County
Commission Expires Nov. 13, 20
Notary Public

                                                     Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Ardour Capital Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Ardour Capital Investments, LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

ARDOUR CAPITAL INVESTMENTS, LLC
A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

A S S E T S

Cash	60,646
Due from affiliate	33,110
Securities owned, at fair value	2,031
Fixed assets (net of accumulated depreciation and amortization of $196,613)	0
Other receivables-employee advances	101,702
Other assets	13,587
TOTAL ASSETS	**$ 211,076**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other liabilities	$ 14,274
TOTAL LIABILITIES	14,274
Member's equity	196,802
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 211,076**

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Ardour Capital Investments, LLC (the "Company") is a Delaware limited liability company formed on January 18, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides investment banking, equity research and advisory services to the alternative energy technology sector.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

As of December 31, 2019, the Company maintained its cash at two financial institutions located in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The parent reports its distributive share of realized income or loss on its own tax returns. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision will be included on the statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and no liability has been recorded. The Company continually evaluates expiring statues of limitations. audits, proposed settlements, changes in tax law, and new authoritative rulings.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses on Customers' securities and commodities transactions are reported on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See note 3.

Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. The Company has not recorded any commissions and related clearing expenses for the year ended December 31, 2019.

New Accounting Pronouncements

On January 1, 2018, the Company adopted *ASC 606, Revenue From Contracts With Customers* as the method of recognizing revenue. The Company has determined that the adoption of *ASC 606* did not have a material impact on their 2019 financial reporting.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 4.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

M & A advisory fees- The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. On occasion, retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, all amounts were immaterial.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1),which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $48,098, which was $43,098 in excess of its required net capital of $5,000. The Company's net capital ratio was .2968 to1.

NOTE 6. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2019, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker. During the year ended December 31, 2019, 85% of the Advisory Fee revenue was received from one customer.

NOTE 7. RELATED PARTY TRANSACTION

At December 31, 2019, $33,110 is due from an affiliate of the Company.

NOTE 8. LEASE ACCOUNTING-ASU 842

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statement using a modified retrospective transition approach. The Company's sub-lease agreement is on a month to month basis totaling to the occupancy costs of $37,400. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

NOTE 9. 401K PLAN

The Company sponsors a defined contribution plan pursuant to Internal Revenue Code Section 401(k), which covers substantially all company employees. Contributions to the plan are solely made by enrolled employees. For the year ended December 31, 2019, no contributions were made to the plan.

NOTE 10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

NOTE 11. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.